UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-X

APPOINTMENT OF AGENT FOR SERVICE OF PROCESS AND UNDERTAKING

A. Name of issuer or person filing (“Filer”): Coleman, Duron S.

B. (1) This is [check one]:

☒	an original filing for the Filer

☐	an amended filing for the Filer

C. Identify the filing in conjunction with which this form is being filed:

Name of Registrant:	Duron S. Coleman Inc
Form type:	Form CB / Tender Offer/ Rights Offering Form
File Number (if known):	003-63127
Filed by:	Coleman, Duron S
Date Filed (if filed concurrently, so indicate):	Concurrently

D. The Filer is incorporated or organized under the laws of New York and has its principal place of business at: C/O 1341 E. 98th Street Brooklyn, New york 11236, and telephone number 1-800-376-0380

E. The Filer designates and appoints Coleman, Duron S (“Agent”), located at: C/O 1341 E. 98th Street Brooklyn, New york 11236,th and telephone number 1-800-376-0380 as the agent of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in:

(a) any investigation or administrative proceeding conducted by the Commission; and

(b) any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States or of any of its territories or possessions or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns (i) any offering made or purported to be made in connection with the securities registered or qualified by the Filer on Form CB on 2/18/21 or any purchases or sales of any security in connection therewith; (ii) the securities in relation to which the obligation to file an annual report on Form 40-F arises, or any purchases or sales of such securities; (iii) any tender offer for the securities of a Canadian issuer with respect to which filings are made by the Filer with the Commission on Schedule 13E-4F, 14D-1F or 14D-9F; or (iv) the securities in relation to which the Filer acts as trustee pursuant to an exemption under Rule 10a-5 under the Trust Indenture Act of 1939. The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon such agent for service of process, and that service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

F. The Filer, in connection with the use of Form CB, stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed from the date the latest amendment to such Form CB

The Filer further undertakes to advise the Commission promptly of any change to the Agent’s name or address during the applicable period by amendment of this Form, referencing the file number of the relevant form in conjunction with which the amendment is being filed.

G. N/A

SIGNATURES

The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereto duly authorized, in the City of Brooklyn, New York, Country of United States this 18th day of February , 2021.

Coleman, Duron S (Filer)

By:	/s/ Coleman, Duron S
Name:	DURON S COLEMAN
Title:	Chief Executive Officer

Dated: February 18, 2021

This statement has been signed by the following person in the capacity and on the date indicated:

Coleman, Duron S (Agent for Service)

By:	/s/Coleman, Duron S
Name:	DURON S COLEMAN
Title:	Chief Executive Officer

Dated: February 18, 2021